REVOLVING CREDIT FACILITY AGREEMENT

This Agreement is effective as of February 9, 2005 between:

France Télécom S.A., a French société anonyme established and acting according to the law of France with its seat at 6, place d’Alleray 75505 Paris Cedex 15, registered in the Commercial Register maintained by the Paris commercial Registry under no. B 380 129 866, hereinafter referred to as the “Lender”

and:

Equant N.V., a Dutch Naamloze Vennootschap established and acting according to the law of the Netherlands, with its seat at Heathrowstraat 10 1043, CH Amsterdam, The Netherlands registered with the Amsterdam Chamber of Commerce number 33267383, hereinafter referred to as the “Borrower”

(together the “Parties”)

WHEREAS

The Borrower, a subsidiary of the Lender, listed on the New-York and Paris Stock Exchanges, is acting in the frame of the France Telecom Group Treasury practices and needs a financing in cash for the 12 months period as from the signing date hereof to cover its finding needs and potential cash risks as presented to the Meeting of the Borrower’s Audit Committee on January 21, 2005.

The Parties, in the course of their business relationship, wish to conclude a Revolving Credit Facility Agreement, upon and subject to the terms and conditions hereof.

IT IS AGREED AS FOLLOWS:

DEFINITIONS

In this Agreement, except to the extent that the context requires otherwise:

“Availability Period for Drawdowns” means the period beginning upon fulfilment of the Conditions Precedents, and including, the Drawdown Date and ending on June 30, 2008. This Availability Period for Drawdowns could be subject to amendment between the Parties.

“Borrowed Moneys Indebtedness” means for the Borrower any indebtedness in respect of: (i) moneys borrowed; (ii) any indebtedness (actual or contingent) under any direct or indirect guarantee, security or other commitment designed to ensure any creditor against loss in respect of any Borrowed Moneys Indebtedness or obligations of any third party; and (iii) any indebtedness evidenced by bonds, notes, debentures or other similar instruments or under any acceptance credit opened on behalf of the Borrower.

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“Business Day” means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in Paris, Amsterdam, London and/or New York”

“Conditions Precedents” means the conditions precedent to the availability of the Facility as stated in Article 2.

Credit Facility Commencement Date” means the date on which this Revolving Credit Facility is signed.

“Credit Facility Maximum Amount” means USD 250,000,000.00 (or its equivalent in any other Currency), subject to partial cancellation as stated in Article 1, or the amount outstanding at the time Borrower terminates the Facility, if the Facility is terminated before the Credit Facility Termination Date.

“Credit Facility Termination Date” means June 30, 2008, or any earlier date at the option of the Borrower subject to a two (2) weeks prior written notice, and is the date on which the Credit Facility must be reimbursed in full by the Borrower.

“Currency” means any currency included under Optional Currency

“Dollar” or “U.S.$” or “USD” means the lawful currency for the time being of the United States of America.

“Drawdown” means an advance under the Facility made by the Lender to the Borrower for an amount equivalent to the Drawdown Amount in any of the Optional Currencies, as quoted on the Notice of Drawdown, before the end of the Availability Period for Drawdowns.

“Drawdown Amount” means, for any Drawdown, the nominal amount in the Currency made available to the Borrower upon its request by the Lender according to the Notice of Drawdown, being precised that the aggregate total Drawdown Amounts shall not exceed the Credit Facility Maximum Amount.

“Drawdown Date” means, for any Drawdown, the day (value date) on which the Lender makes the Drawdown Amount available to the Borrower, in accordance with the Notice of Drawdown.

“EURIBOR” means the rate per annum which appears on Telerate Page 248 (or any replacement of that page) or at about 11.00 am for the offering of deposits in Euros on two Business Days preceding any new Interest Period for a period comparable to this Interest Period.

“Euro” or “€” or “EUR” means the single currency of member states of the European Union participating in Economic and Monetary Union as contemplated by the Treaty of Rome of 25th March, 1957 establishing the European Community, as amended by the Maastricht Treaty on European Union (signed on 7th February, 1992), as amended from time to time.

“Event of Default” has the meaning assigned to it in Article 11 of this Agreement.

“IBOR” means in relation to any Advance (other than an Advance in Euro) the British Bankers Association Interest Settlement Rate for the relevant currency and period, displayed on the appropriate page of the Telerate screen as of 11 a.m. London time, on the first day of that period if the currency is GBP or two (2) Business Days (which for these purposes only shall mean a Business Day in London) before the first day of that period for any other currency.

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“Interest Period” means the period beginning on, and including, the Drawdown Date and ending on (but excluding) the first Payment Date and each successive period beginning on (and including) a Payment date and ending on (but excluding) the succeeding Payment Date.

“Material Adverse Effect” means a material adverse change in the business, assets, financial condition of the Borrower or in a manner which might threaten to enjoin or restrain its execution or performance of this Agreement

“Notice of Drawdown” means, every written drawing request in substantially the same form as provided in Schedule B), sent either by e-mail, facsimile or courier, and received by the Lender at least four (4) Business Days prior to the Drawdown Date, by any duly authorised representative of the Borrower, referring to this Agreement and its terms & conditions, i.e. at least the Drawdown Amount requested (provided that the total aggregate Drawdown Amounts shall not exceed the Credit Facility Maximum Amount), the currency requested (i.e. the Currency) and the bank accounts details (if different from the bank accounts details quoted in Schedule A).

“Optional Currency” means:

a)	Euro (EUR)

b)	US Dollars (USD)

c)	Japanese Yen (JPY)

d)	Sterling (GBP)

e)	Any other currency (other than U.S. Dollars) which is freely transferable or freely convertible into U.S. Dollars and dealt on the London Interbank Market.

“Payment Date” means, in respect of any Drawdown and Interest Period, the 30th of June and 31st of December of each year and means, in the case of the first Payment Date, 30th of June 2005 and in the case of the last Payment Date, the Credit Facility Termination Date. If any Payment Date would fall on a day which is not a Business Day, that date will be the first succeeding day that is a Business Day unless that day falls in the next calendar month, in which that date will be the first preceding day that is a Business Day.

“Rate per annum” means 3 months IBOR (or EURIBOR in the case of drawdowns in EUR) plus a 220 basis point per annum margin.

“Tax Treaty” means the “convention” (treaty) between France and another state in order to avoid double taxation.

THE FACILITY

The Lender grants to the Borrower, upon and subject to the terms hereof, a Facility (the “Facility”) amounting to the Credit Facility Maximum Amount, subject to Drawdowns, as specified in the above Definitions, within the limits defined as the Credit Facility Maximum Amount ; the difference between the Credit Facility Maximum Amount and all the Drawdown Amounts being the “Available Amount”.

Article 1 — Facility amount

The Lender agrees to grant the Borrower loans up to an aggregate amount of USD 250,000,000.00 (two hundred and fifty millions dollars) or the equivalent amount in any other Optional Currency.

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The Borrower may, by giving not less than seven Business Days’ Prior notice to the Lender, cancel the Credit Facility Maximum Amount in whole or in part, in a minimum amount of USD10,000,000.00 and integral multiples thereof. Any cancellation will be irrevocable and may not be re-borrowed.

Article 2 — Purpose and use of the Facility

The Borrower shall use the Facility and any Drawdown Amounts for general corporate purposes.

Every Drawdown during the Availability Period for Drawdowns or any capitalisation of accrued interest payable pursuant to Article 4 hereunder will be subject to the following conditions (the “Conditions Precedent”):

•	The Borrower is not defaulted in the due performance and observance of any other material provision contained in this Agreement and the Borrower has not failed to cure within any applicable grace period;

•	No Event of Default is outstanding or might result from the making of the Drawdown;

•	The aggregate Drawdown Amounts do not exceed the Credit Facility Maximum Amount;

•	The Borrower has provided to the Lender in due time a Notice of Drawdown.

Article 3 — Fees

The Borrower will pay the Lender an up-front fee of 0.20% of the Credit Facility Maximum Amount, payable within thirty (30) Business Days following the Credit Facility Commencement Date.

In addition, the Borrower shall pay the Lender a commitment fee of 0.75% per annum on the undrawn and uncancelled amount of the Facility at each anniversary date hereof during the period from the Credit Facility Commencement Date up to and including the Credit Facility Termination Date.

For the avoidance of doubt, any such commitment fee payable shall, on its payment date, be incorporated as a Drawdown into the Facility, the amount of which will be increased accordingly, provided it shall not, at any time, exceed the Credit Facility Maximum Amount.

Article 4 — Interest

(a)	Each Drawdown shall bear interest from the Drawdown Date to the date of its repayment or prepayment in full in accordance with Articles 4 and 5.

The rate of interest applicable to each Interest Period of the Facility shall be the Rate per annum.

(b)	All interest payable under this Article shall accrue from day to day and be computed on the basis of actual days elapsed during the Interest Period and a year of 360 days (or in the case of a Drawdown denominated in GBP, 365 days) (the “Accrued Interest”). Accrued Interest in relation to each Interest Period of the Facility shall be paid in arrears on the Payment Date of each interest Period but it is agreed they will be deemed paid by compensation, through incorporation as a Drawdown into the Facility, the amount of which will be increased consequently, and bear interest as provided in

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clause (a) above provided that the amount of the Facility outstanding shall not exceed the Credit Facility Maximum Amount. All other terms and conditions, including the Termination Date, as set forth in the present Agreement, shall apply to such Accrued Interest.

(c)	Except as provided in (b) here above, if the Borrower fails to pay any amount payable by it hereunder when due, the Borrower shall forthwith pay interest (“Default Interest”) on the overdue amount from the due date up to the date of actual payment at a rate per annum which is the aggregate of two per cent and the rate which would have been applied if the unpaid amount were to constitute part of the Facility hereunder for successive Interest Periods until payment; the claim and the payment of Default Interests may not be considered as a renunciation by the Lender to its right to an early repayment nor to the granting of a grace period.

Default Interest owed by the Borrower shall automatically accrue as of right and without need of notification (mise en demeure) to the Borrower and will be compounded annually in accordance with Article 1154 of the French Civil Code (Code Civil).

(d)	In order to comply with the law and notably with the provisions of Articles L. 313-1 and L. 313-2 of the French Consumers Code (Code de la consommation) regarding the Effective Global Rate of the Facility, the Parties to this Agreement expressly acknowledge for information purposes only that there does not exist any additional cost which could increase the Rate per annum applicable to the Facility, and thus the Effective Global Rate due on a nominal amount of USD 250,000,000 bearing interest at the Rate per annum based on a year of 360 days would be 2.38 per cent. Such rate cannot exceed the maximum legal rate of interest (taux d’usure) 2.39413 per cent defined at Article L. 313-3 of the French Consumers Code (Code de la consommation).

Article 5 — Payment

(a)	The Lender shall make available to the Borrower the Credit Facility Maximum Amount on the Credit Facility Commencement Date. The Lender will make each Drawdown Amount available to the Borrower on the Drawdown Date.

(b)	All payments hereunder shall be made in the Currency by transfer, after having received, as the case may be, the corresponding Notice of Drawdown four (4) Business Days prior to the date of such payments. Any payment shall be made, if to the Borrower, to the Borrower’s account specified in Schedule A and, if to the Lender, to the Lender’s account specified in Schedule A or, in either case, to such other account and/or bank as the receiving party may, by written notice to the other, designate to the other party not less than two (2) Business Days prior to the applicable date of payment.

Article 6 — Repayment

The amounts of the Drawdowns or of the Facility outstanding as at the Credit Facility Termination Date shall be repaid in full on such date.

All repayment of Drawdowns shall be made in the same currency as the Drawdown to which it relates. If the Borrower wishes to repay the Drawdowns, in whole or part, in another currency, it should specify the relevant currency and amounts. The foreign exchange rate applicable, as the case may be, will be the internal exchange rate of the Lender for the currency.

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Article 7 — Prepayment

(a)	Upon giving not less than two (2) Business Days prior written notice to the Lender, the Borrower may prepay all or any part of the Facility or any Drawdown at its sole convenience.

(b)	Any notice of prepayment given by the Borrower to the Lender under this clause shall become irrevocable on the day which falls two (2) Business Days prior to the required date for prepayment if given earlier than such day or, in the case of a notice of prepayment given two (2) Business Days prior to such required date, shall be irrevocable and the Borrower shall be bound to prepay in accordance with such notice.

(c)	All prepayments under this Agreement shall be made together with accrued interest on the amount prepaid and without premium or penalty and for any Drawdown in the Currency of such Drawdown.

(d)	Any prepayment will make the corresponding amounts available for the Borrower under the Facility and, for the avoidance of doubt, they may be re-borrowed on the terms of this Agreement.

Article 8 — Representations and Warranties

     The Borrower represents and warrants for the benefit of the Lender, as an essential element (condition essentielle et déterminante) of the decision of the Lender to enter into this Agreement, as at the date hereof and on each Drawdown, that:

(a)	Status: it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has full power to own its assets and to carry on its business as it is now conducted;

(b)	Powers and Authority: it has full power to enter into and perform this Agreement and has taken all necessary action required to authorise the execution and delivery of this Agreement and its performance according to its respective terms;

(c)	Legal Validity: this Agreement constitutes, as from its execution, its legal, valid and binding obligations enforceable (subject to laws of general application affecting or relating to the rights of creditors generally) in accordance with the terms hereof;

(d)	Non-Conflict: the execution, delivery and performance of this Agreement will not violate (i) any present applicable law or regulation of France or The Netherlands or any other applicable jurisdiction, or (ii) any agreement or instrument which is binding upon it or any of its assets or revenues, or (iii) any clause of its constitutional documents and (iv) will constitute, private and commercial acts done and performed for private and commercial purposes;

(e)	No Material Adverse Change: As at the date of this agreement only, no Material Adverse Effect has occurred and is continuing

(f)	Litigation: there is no litigation, arbitration or administrative proceeding pending or, to the best of its knowledge, threatened to enjoin or restrain its execution or performance of this Agreement or any event or series of events which would result in a Material Adverse Effect;

(g)	Taxes and Payments: All amounts payable by the Borrower under this Agreement may be made free and clear of and without deduction for or on account of any tax;

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(h)	Stamp Duties: No stamp or registration duty or similar taxes or charges are payable in France or in The Netherlands in respect of this Agreement;

(i)	No Default: No Event of Default is outstanding;

(j)	Pari Passu Ranking: The Borrower’s payment obligations under this Agreement rank at least pari passu with all its other present and future unsecured payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

(k)	Financial Statements: The audited accounts of the Borrower have been prepared in accordance with generally accepted accounting principles and practices and fairly represent, to the best of the knowledge and belief of the Borrower after due and careful enquiry, the financial condition of the Borrower as at the date to which they were drawn up.

Article 9 — General Covenants

The undertakings in this Article remain in force from the date of this Agreement for so long as any amount is or may be outstanding under this Agreement:

(a)	Authorisations: All authorisations and consents required or desirable in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by the Facility have been obtained or effected (as appropriate) and are in full force and effect and all necessary filings in connection therewith have been duly made and completed;

(b)	Notification of Default: the Borrower shall notify the Lender of any Event of Default (and the steps, if any, being taken to remedy it) promptly upon its having come to the attention of the Borrower;

(c)	Pari Passu Ranking: the Borrower’s payment obligations under this Agreement rank and will at all times rank at least equally and rateably in all respects with all its other unsecured indebtedness, except for such indebtedness as would, by virtue of the law in force in France or in The Netherlands or any other applicable jurisdiction be preferred in the event of its bankruptcy, reorganisation, liquidation, dissolution or winding-up;

(d)	Loans out: the Borrower or any of its controlled subsidiaries (where “control” is as defined under Article L.233-3, I-II of the French Code de Commerce) may not be the creditor of any external Borrowed Moneys Indebtedness over USD10,000,000 or its equivalent] except the one already agreed, concluded or available and disclosed in its latest annual report and audited accounts published since the date hereof;

(e)	Additional indebtedness: the Borrower or any of its controlled subsidiaries shall not incur any additional external indebtedness for Borrowed Moneys Indebtedness other than:

(1) borrowings under this Agreement;

(2) capital leases or similar means of financing obtained or concluded for the purpose of the business and in the normal course of business for amounts not exceeding at any time in aggregate over USD 100,000,000. or its equivalent, provided this amount shall be reviewed annually and adjusted if needed, as mutally agreed between the Parties in good faith;

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(3) any moneys made available to the Borrower by the Lender through the Treasury Agreement dated 12 June 2002 between the Parties for an aggregate total amount of USD50,000,000.

(4) borrowings under local credit facilities or loan agreements up to a maximum in aggregate of USD 10,000,000.

(f)	Negative Pledge: the Borrower or any of its controlled subsidiaries (where “control” is as defined under Article L.233-3, I-II of the French Code de Commerce) may not grant as of the date of signing of this Facility any additional mortgage, pledge, lien, charge, assignment, security transfer of title, hypothecation or security interest or any other agreement or arrangement having a similar effect for the purposes of securing external Borrowed Moneys Indebtedness except the one granted in the normal course of business for an amount not exceeding at any time in aggregate over USD 10,000,000 or its equivalent;

(g)	Financial Information: as soon as they are available (and in any event no later than one year after the end of each of its financial years) the annual report and the audited accounts of the Borrower for that financial year should be transmitted to the Lender;

(h)	Information of the Lender: to inform, promptly, and provide the Lender with all necessary documents regarding material modifications affecting the nature or capacity of the Borrower (notably changes in its name, notification of merger or spin-off, transfer of its head office, order for its dissolution or liquidation or administration).

(i)	Insurance: the Borrower shall insure its business and assets with insurance companies to such extent and against such risks as companies engaged in a similar business normally insure.

(j)	Remedy: reasonable efforts shall be made by the Borrower to cure an Event of Default if it occurs and is capable of remedy.

Article 10 – Mandatory Prepayment

If the France Telecom Group holding in the share capital or the voting rights of the Borrower (or Equant Finance B.V., where the assignment stipulated in Article 13 hereof occurs) is less than thirty-four percent (34%), the Borrower, or Equant Finance B.V. as the case may be, will have to mandatorily prepay to the Lender, within 30 Business Days after the occurrence of such event, all outstanding amounts under the present Agreement including, for the avoidance of doubt, any commission thereof or accrued interests.

Article 11 — Taxation

(a)	All payments of principal or interests under the Facility shall be made free and clear of, and without deduction for, any tax, duty, levy of whatever nature, including penalties, interest and any other liabilities related thereto (“taxes”) unless the Borrower is required by any relevant tax authority to make such payment subject to the deduction of withholding tax.

(b)	If the Borrower is required to make any deduction or withholding from any payment here above, he shall pay the full corresponding amount to be deducted or withheld to any relevant tax authority within the time allowed under the applicable law, and shall deliver to the Lender an original official receipt issued by such authority and any other appropriate evidence of the payment to such authority of all amounts so required to be deducted or withheld.

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(c)	In order to benefit from a reduced rate of withholding tax or avoid withholding tax according to the Tax Treaty between the countries of domiciliation of the Lender and the Borrower, the Lender shall, before any payment is made, deliver to the relevant tax authorities evidence that he is domiciled in such country in accordance with applicable rules.

(d)	Any taxes, including withholding tax described in § (b), that will be paid in the country of domiciliation of the Borrower in addition to the payment of the principal or interests shall be borne by the Borrower in accordance with the applicable tax rules.

Article 12 — Events of Default

1.	If any or more of the following events (each an “Event of Default”) shall occur and be continuing, that is to say:

a)	Non Payment: the Borrower fails to pay on the due date any amount payable by it to the Lender hereunder within ten (10) Business Days of the date on which it receives written notice of such non-payment from the Lender;

b)	Maximum Drawdown Amount: The aggregate Drawdown Amounts excluding any capitalised Accrued Interest) exceed the Credit Facility Maximum Amount;

c)	Misrepresentation: the Borrower defaults in the due performance and observance of any other material provision, representation or warranty contained in this Agreement (other than a default in the payment as per clause (a) above) and the Borrower has failed to cure or cause to be cured such default within a period of fifteen (15) Business Days of the date on which it receives notice of such default from the Lender;

d)	Enforcement: a distress or other execution is levied or imposed upon or against any property of the Borrower that significantly and materially adversely affects its ability to implement its business plan (provided that The Borrower will provide an updated business plan to The Lender’s Group Treasury), is not discharged within thirty (30) Business Days of having been levied or imposed and the consequence of which is, in the reasonable opinion of the Lender, materially and adversely to affect he ability of the Borrower to perform its obligations hereunder (unless being contested in good faith and by appropriate means);

e)	Cross Default: the Borrower defaults in the due performance and observance of any material (more than USD 10,000,000.00) payment obligation toward the Lender or any third party, other than a default resulting from the application of this Agreement, absent manifest error and unless such payment being contested in good faith and by appropriate means;

f)	Financial Default: any other Borrowed Moneys Indebtedness of the Borrower exceeding in the aggregate USD10,000,000 (or its equivalent in other currencies) at any time is not paid when due for payment or is found not to have been paid, in each case after any applicable grace period has elapsed, or shall become due and payable prior to the stated maturity thereof as a result of a payment default thereunder (except where the relevant creditor has waived such default or extended the date for payment thereof);

g)	Material Adverse Change: an event happens the consequence of which materially and adversely affects the financial position of the Borrower or its ability to reimburse the Facility and more generally to perform its obligations hereunder;

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h)	Effectiveness: it is or becomes unlawful for the Borrower to perform any of its obligations under this Agreement;

i)	Insolvency: if the Borrower applies for the appointment of a conciliator or enters into an amicable settlement with its creditors or a judgement is issued for a judicial administration or for a judicial liquidation or for a judicial transfer of the whole of its business of the Borrower or, to the extent permitted by applicable law, if the Borrower makes any conveyance, assignment or other arrangement for the benefit of its creditors or enters into a composition with its creditors;

j)	Liquidation: if any order is made or law, decree, regulation or resolution is passed for the liquidation, winding up or dissolution of the Borrower.

k)	Proceedings: if any order is made or law, decree or regulation applicable to Lender is passed, modified or interpreted to an extent or in a manner which might threaten to enjoin or restrain the execution or performance of this Agreement or any litigation, arbitration or administrative or governmental proceedings is pending and would have a Material Adverse Effect.

then the Lender may, by notice to the Borrower indicate that it wishes to benefit from this Article;

(a)	declare the Facility to be terminated and no payment or regularisation further to this notification can postpone such termination ; and

(b)	declare the outstanding amount of the Facility (including all Drawdowns) hereunder together with accrued interest thereon and any other amounts whatsoever outstanding and payable by the Borrower under this Agreement to be immediately due and payable without any other demand or notice of any kind.

Delay in the exercise or the non-exercise of any such right is not a waiver of that right. Rights and recourse hereunder are cumulative but not exclusive of any rights and recourse the Lender may have besides.

2.	The Borrower shall on duly justified demand indemnify the Lender against any direct loss or reasonable expense which the Lender may sustain or incur as a consequence of the Facility becoming due and payable in whole, on a date earlier than it would otherwise be due as a consequence of the occurrence of any Event of Default with respect to it hereunder, including but not limited to any direct loss or reasonable expense sustained or incurred in liquidating deposits or credit facilities from third parties acquired to effect or maintain such Facility or part thereof. Any request by the Lender for indemnification pursuant to this provision shall be accompanied by a documented computation of the amount claimed and such documented computation shall be conclusive of the indemnification amount payable, absent manifest error.

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Article 13 — Notices

1.	Save as otherwise provided herein, each notice, request, demand or other communication to be given or made hereunder shall be given by phone and confirmed by letter or facsimile addressed:

(a)	in the case of the Lender, to it at:

Attention:	Sylvie Nino
Michel Poirier

Address:	Finance/CF/DFT
“Losserand” 6, place d’Alleray
75505 Paris Cedex 15
France

Facsimile:	+33 1 45 40 04 52

     with a copy to:

Attention:	Pierre Pauliac (Finance/CF/DFT)

Facsimile:	+33 1 44 44 38 46

     and:

Attention:	Jean-Michel Thibaud (Finance/CF/DFF)

Facsimile:	+33 1 44 44 47 20

     (b) in the case of the Borrower, to it at:

Attention:	Yves Guillaumot

Address:	Equant
190 Avenue de France 75013 Paris FRANCE

Email:	Yves.Guillaumot@equant.com

     with a copy to:

Attention:	Bruce McWhirter

Address:	Equant Inc.
2355 Dulles Corner Blvd
Herndon Virginia 20171
USA

Email:	Bruce.McWhirter@equant.com

     and with a copy to:

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Attention:	Daan Heyning

Address:	Equant NV
Heathrowstraat 10
1043 CH Amsterdam
The Netherlands

Email:	Daan.Heyning@equant.com

or to such other address as the Borrower or the Lender may from time to time advise to the other Party hereto.

2.	All such notices, requests, demands or other communications shall be deemed to be duly given or made when delivered (in the case of personal delivery or letter) and when dispatched (in the case of facsimile) to the party to which such notice, request, demand or other communication is required or permitted to be given under this Agreement.

3.	Notices to be given in writing include by facsimile.

Article 14 — Assignment

This Agreement and the rights hereunder may not be assigned or transferred by the Borrower without the prior written consent of the Lender unless there occurs the closing of the sale and purchase of the purchased assets and the assumption of the assumed liabilities in accordance with the terms and conditions of a combination agreement to be executed between the Lender and the Borrower to occur on or about 5 February 2005 in which case the Parties hereto agree this Agreement, and its terms and conditions, will be automatically assigned by the Borrower to Equant Finance B.V., a Dutch Besloten Venootschap registered with the Amsterdam Chamber of Commerce number 33285175, subject to the approval of said assignment by Equant Finance B.V.

This Agreement and the rights hereunder may be assigned or transferred at any time by the Lender.

Article 15 — Governing law and Jurisdiction

This Agreement shall be governed by and construed in accordance with French law.

The Parties irrevocably agree for the exclusive benefit of the Lender that the courts of Paris shall have jurisdiction to settle any disputes that may arise out of or in connection with this Agreement. Nothing contained in this Article shall limit the right of the Lender to take Proceedings against the Borrower in any other court of competent jurisdiction.

Concluded in Paris on February 9, 2005

In two originals, one for each Party,

FRANCE TELECOM SA	Equant N.V.
Name: /s/ Michel Combes	Name: /s/ Yves Guillaumot
Title: Chief Financial Officer	Title: Chief Financial Officer

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SCHEDULE A

Borrower’s account:

J.P. Morgan Chase Bank, London

Swift Address: CHASGB2L

Account name: Equant Finance B.V., Amsterdam, the Netherlands

Account no.: 22.33.4601

Lender’s account:

CREDIT LYONNAIS PARIS

Bank code: 30002

Counter code: 00790

Account no.: 0000002493B

Key: 13

i.e., Account number: 30002/00790/0000002493B/13

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SCHEDULE B
NOTICE OF DRAWDOWN

To: France Télécom SA

From: Equant N.V.

Date: [•]

Equant N.V. €[250,000,000] REVOLVING CREDIT FACILITY AGREEMENT
dated [•] (the “Agreement”)

1.	We refer to the Agreement. This is a Notice of Drawdown.

2.	We wish to borrow a Loan on the following terms:

(a)	Drawdoen Date: [•]

(b)	Amount/currency: [•]

(c)	Term: [•].

3.	Our payment instructions are: [•].

4.	We confirm that each Conditions Precedent under the Agreement, which must be satisfied on the date of this Request, is so satisfied.

5.	This Request is irrevocable.

By:

[•]

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